FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

2 March 2022

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") took place on 28 February 2022:

1.    Long Term Incentive Awards

Long term incentive awards ("LTI awards") were made to the Executive Directors and other PDMRs named below, as part of variable pay for the performance year ended 31 December 2021. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2022 and ending on 31 December 2024.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures in the LTI scorecard, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2021. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2025. Upon each vesting, a one-year retention period applies.

The LTI awards were made in London and are based upon the closing Share price on the London Stock Exchange on 25 February 2022 of £5.3800.

Directors

Name	Shares awarded
Noel Quinn	983,339
Ewen Stevenson	573,674

Other PDMRs

Name	Shares awarded
Colin Bell	116,153
Georges Elhedery	223,989
Greg Guyett	220,363
John Hinshaw	192,088
Pam Kaur	168,077
David Liao	130,851
Nuno Matos	141,758
Stephen Moss	107,971
Barry O'Byrne	119,305
Michael Roberts	195,149
Surendra Rosha	130,851
Ian Stuart	114,052

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2021 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2021, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2021. Upon vesting, a one-year retention period applies.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 25 February 2022 of £5.3800.

(i)       Immediately vested awards

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £5.119823 per share	Net shares vested
Noel Quinn	147,769	69,452	78,317
Ewen Stevenson	90,892	42,720	48,172

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £5.119823 per share	Net shares vested
Colin Bell	60,523	28,446	32,077
Georges Elhedery	142,200	66,834	75,366
Greg Guyett	138,425	65,060	73,365
John Hinshaw	123,782	58,178	65,604
Pam Kaur	109,601	51,513	58,088
David Liao	79,368	11,906	67,462
Nuno Matos	82,062	27,351	54,711
Stephen Moss	49,595	5,687	43,908
Barry O'Byrne	67,436	21,977	45,459
Michael Roberts	124,887	63,755	61,132
Surendra Rosha	79,368	11,906	67,462
Ian Stuart	55,361	26,020	29,341

(ii)      Deferred awards

Awards vest in five equal annual tranches commencing in March 2025. Upon vesting, a one-year retention period applies.

Other PDMRs

Name	Shares awarded
Colin Bell	116,263
Georges Elhedery	273,163
Greg Guyett	265,911
John Hinshaw	237,783
Pam Kaur	210,542
David Liao1	137,956
Nuno Matos	157,640
Stephen Moss1	86,206
Barry O'Byrne	129,543
Michael Roberts1	217,075
Surendra Rosha1	137,956
Ian Stuart	106,348

1Awards vest in five equal annual tranches commencing in March 2023.

3.    UK Share Incentive Plan

Shares were acquired under the Company's UK Share Incentive Plan ("SIP") at £5.1140 per Share.

Other PDMRs

Name	Shares acquired
Ian Stuart	29

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	1,131,108	£6,085,361.04
		Aggregated	£5.38	1,131,108	£6,085,361.04

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	69,452	£355,581.95
		Aggregated	£5.12	69,452	£355,581.95

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	664,566	£3,575,365.08
		Aggregated	£5.38	664,566	£3,575,365.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	42,720	£218,718.84
		Aggregated	£5.12	42,720	£218,718.84

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	292,939	£1,576,011.82
		Aggregated	£5.38	292,939	£1,576,011.82

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	28,446	£145,638.49
		Aggregated	£5.12	28,446	£145,638.49

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	639,352	£3,439,713.76
		Aggregated	£5.38	639,352	£3,439,713.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	66,834	£342,178.25
		Aggregated	£5.12	66,834	£342,178.25

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	624,699	£3,360,880.62
		Aggregated	£5.38	624,699	£3,360,880.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	65,060	£333,095.68
		Aggregated	£5.12	65,060	£333,095.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	553,653	£2,978,653.14
		Aggregated	£5.38	553,653	£2,978,653.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	58,178	£297,861.06
		Aggregated	£5.12	58,178	£297,861.06

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	488,220	£2,626,623.60
		Aggregated	£5.38	488,220	£2,626,623.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	51,513	£263,737.44
		Aggregated	£5.12	51,513	£263,737.44

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	348,175	£1,873,181.50
		Aggregated	£5.38	348,175	£1,873,181.50

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	11,906	£60,956.61
		Aggregated	£5.12	11,906	£60,956.61

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	381,460	£2,052,254.80
		Aggregated	£5.38	381,460	£2,052,254.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	27,351	£140,032.28
		Aggregated	£5.12	27,351	£140,032.28

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	243,772	£1,311,493.36
		Aggregated	£5.38	243,772	£1,311,493.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	5,687	£29,116.43
		Aggregated	£5.12	5,687	£29,116.43

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	316,284	£1,701,607.92
		Aggregated	£5.38	316,284	£1,701,607.92

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	21,977	£112,518.35
		Aggregated	£5.12	21,977	£112,518.35

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	537,111	£2,889,657.18
		Aggregated	£5.38	537,111	£2,889,657.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	63,755	£326,414.32
		Aggregated	£5.12	63,755	£326,414.32

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	348,175	£1,873,181.50
		Aggregated	£5.38	348,175	£1,873,181.50

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	11,906	£60,956.61
		Aggregated	£5.12	11,906	£60,956.61

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.38	275,761	£1,483,594.18
		Aggregated	£5.38	275,761	£1,483,594.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the UK Share Incentive Plan			Price	Volume	Total
			£5.11	29	£148.31
		Aggregated	£5.114	29	£148.31

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.12	26,020	£133,217.79
		Aggregated	£5.12	26,020	£133,217.79

For any queries related to this notification, please contact:

Bayo Adeyeye
Corporate Governance & Secretariat
+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 March 2022